FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of ___October________, 2003___

SR Telecom Inc. (Translation of registrant’s name into English)

SR Telecom Inc. Corporate Head Office 8150 Trans-Canada Hwy, Montreal, Qc H4S 1M5, (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pierre St-Arnaud (Registrant)

By: Pierre St-Arnaud (Signature)*

Date: October 31, 2003

By: /s/ Pierre St-Arnaud

EVENT:	CONFERENCE CALL - SR TELECOM
RESERVATION:	21023183
TIME:	10:00
REFERENCE:	SR TELECOM-CC-103003.DOC
LENGTH:	50:00 minutes
DATE:	OCTOBER 30, 2003

SR TELECOM Q3-2003 EARNINGS RESULTS CONFERENCE CALL

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OPERATOR: Good morning, ladies and gentlemen. Thank you for standing by. Welcome to the SR Telecom third quarter results conference call. At this time, all participants are in listen-only mode. Following the presentation, we will conduct a question-and-answer session. Instructions will be provided at that time for you to cue up for questions. If anyone has any difficulties hearing the conference, please press *0 for operator assistance at any time.

Before turning the meeting over to management, please be advised that this conference call will contain statements that are forward looking and subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.

I would like to remind everyone that this conference is being recorded on Thursday, October 30th, 2003 and would like to turn the conference over to Mr. Pierre St-Arnaud, President and Chief Executive Officer of SR Telecom.

Please go ahead, sir.

PIERRE ST-ARNAUD (President and Chief Executive Officer - SR Telecom): Thank you very much and good morning, ladies and gentlemen. Welcome to our conference call for the third quarter and nine months ended September 30, 2003.

With me is David Adams, Senior Vice President, Finance and Chief Financial Officer. I will provide you with a brief overview of the release we issued earlier today; and afterwards, David and I will be pleased to answer any questions you may have.

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As we forecast earlier, our revenues for the third quarter of 2003 were well below the levels achieved in the same period last year. Although we anticipated this revenue decline, our results are still far less than satisfactory. David will provide you with more details in a few minutes. But I’d like to say a few words first about our conditions, about the conditions of the market in which we operate.

Over the past few months, certain sectors in the telecommunication industry, I’m thinking about mobile infrastructure in particular, have begun to experience an uptick in activity. The fixed wireless markets in which we are most active have been slower to regain their momentum. Nevertheless, there are signs that this telecom sector is also beginning to recover from an extended hibernation which is obviously good news for us.

Furthermore, our third quarter revenues have suffered in comparison to last year’s number because of the major sales we realized in the third quarter of 2002 that were not replicated this year. The second phase of our Saudi frame contract, for instance, has been delayed in part because of the unrest in the Middle East region.

Let me explain one of the historical realities about our business. Orders for major projects generally make up about approximately 60 percent of our revenues while the remaining 40 percent or so are typically generated by a variety of smaller orders for more modest projects and system expansions. Despite the revenue shortfall we experienced in Q3, I should point out that revenues from these smaller customers’ orders have been coming in at more or less their normal

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levels. In any event, the delays we have experienced in securing orders related to large-scale projects have had the definite impact on our short-term revenues.

To a certain degree, the decline in our year-over-year revenues is a matter of timing. As I explained last quarter, a number of major projects in the 100 million plus range have been in the discussion stage for many months and they have taken longer to conclude than we had hoped. However, we fully expect that decision on two of these large contracts will be made in the current quarter. Even though we cannot predict the outcome, we are happy with the discussion under way and cautiously optimistic that SR Telecom will capture the major share of these contracts. In fact, I am confident that SR Telecom’s sales will begin to grow in the current quarter.

I have recently returned from the ITU Telecom World Conference in Geneva and I must say I was extremely encouraged by the high level of interest that was shown in the new line of products we have acquired from Netro. Simply put, the markets for our angel and airstar solutions have tremendous growth potential. The broadband fixed wireless access market is finally coming of age as the technology is rapidly gaining wide acceptance throughout the world as a reliable and cost-effective alternative to wireline technology, even in the urban environment.

With our angel and airstar platforms, SR Telecom is now positioned as a central player in the markets that were previously beyond the scope of our traditional fixed wireless access solution. In fact, the addition of these products to

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our portfolio makes SR Telecom the industry reference for the complete suite of fixed wireless access solutions and significantly expands the scope of our activities.

Since the closing of Netro transaction in early September, the new contracts we won underlines the interest in our products and the great potential for our entry into the broadband fixed wireless access arena.

First, a leading telecommunications service provider in Mexico selected us to build a high-capacity fixed wireless access network to support its mission critical redundancy services for the financial community. The network will provide broadband connectivity between the national stock exchange and its partner using airstar in a point to multi-point configuration.

Czech Radio chose our angel broadband access technology platform to build a wireless local exchange carrier infrastructure designed to deliver telephony and data services in 26 cities throughout the Republic. Deployments in six cities, including Prague, has begun and the take rate on these services is actually higher than Czech Radio had predicted.

Also, the largest data and corporate network communications provider in Indonesia selected the airstar solution for project in the Java, Kalimantan and Sulawesi regions. The airstar systems will permit them to establish ATM frame relay and clear channel services to its customer in these regions. We are scheduled to deliver these products in the current quarter.

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You will notice that the majority of these projects are focused on the urban applications. For SR Telecom, this is one of the key advantages of our acquisition of Netro’s airstar and angel products. They allow us to be very competitive not only in the global rural sector, where we have had a leading market share, but also in the global urban sector where the demand for proven broadband fixed wireless access solution is on the rise.

I stress the word “proven” because we are able to supply cutting-edge technology that works today. It will also serve our customer needs in the future. The airstar platform is capable of immediately providing reliable back haul for next-generation wireless, as an example. Angel, the industry’s first carrier class broadband platform, provides today cost-effective, OFDM non-line-of-site throughput.

In short, we can offer tomorrow’s technology today and we are able to leverage our experience over the years with our customer base in 120 countries and our turnkey project expertise to effectively market this technology.

In many respects, adding angel and airstar to our product portfolio has helped to create a new SR Telecom. With these advanced technology platforms, we are now positioned to take advantage of the abundant opportunities that exist in the urban marketplace.

As David will explain in more detail, the acquisition of these new products has triggered also a review to streamline both our product portfolio and cost structure. As a first step, we have made a decision to halt R&D on our shift

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product line. In our assessment of the market opportunity we had identified for shift, we determined that our customers would be better served by the more powerful and flexible angel platform.

We are also engaged in a series of restructuring measures that will ultimately touch all areas of our operations and will substantially reduce our SG&A costs by more than $20 million on an annualised basis. In total, these measures will make us more competitive and allow us to better serve the needs of our customers around the world.

In addition, one of the other benefits of our Netro acquisition is that we will start deploying some of the surplus inventory of angel product in urban centres in Chile. This will ultimately strengthen CTR, adding up to 6,000 new lines over the coming year. We are currently in discussions with Subtel, the Chilean regulator, to secure the necessary approvals.

The relationships we enjoy with our customers are the cornerstone of our business. We continue to work closely with these customers to position the full breadth of our renewed product portfolio. With the contracts we were awarded in the third quarter, we have made a promising entry into the broadband fixed wireless access market and we will be building on this significantly in the months ahead.

Additionally, we continue to enjoy a dominant position in our traditional markets. Given these factors, I remain confident about the potential growth going forward. If we are successful in winning the major contracts we are currently

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pursuing, I anticipate that our revenue will begin to grow already in the fourth quarter of this year.

I will now turn the call over to David, who will provide you with detailed financial information.

DAVID ADAMS (Senior Vice-President, Finance and Chief Financial Officer - SR Telecom): Thank you, Pierre, and good morning, ladies and gentlemen.

Before delving into the numbers, let me first say a few words about the impact of the Netro acquisition on our third quarter results. The Netro acquisition was completed on September the 4th, so we have incorporated in our wireless segment results just slightly less than one month of the impact of the acquisition on our results from operations.

As we expected, Netro’s contributions to our results in the third quarter had a greater proportional effect on our costs than our revenue streams. However, we believe and are increasingly enthusiastic with the reports we’re getting from the marketplace that we can effectively leverage state-of-the-art products through our well-established sales and distribution network. Orders have already started to come in and interest in the angel and airstar solutions is high, but it will take a bit of time for things to ramp up completely.

Indeed, as we have said when we first announced the acquisition, we continue to believe that the impact of Netro will be neutral to EPS in 2004 and accretive to earnings per share in 2005.

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The integration of Netro’s operations into our own is now fully in progress. The closing of Netro’s San Jose facility and the integration of their sales force into our own was initiated during the third quarter. Following the Netro transaction, we began a full review of our product portfolio and cost structure. One of the first decisions we made was to halt R&D on the shift product line. In our assessment, the market opportunities that we had identified for shift will be better addressed by our newly acquired angel platform.

Going forward and as our review progresses, additional rationalization of our product portfolio will result in substantial reductions to our R&D expenditures. We are determined to strictly limit these expenditures to the specific activities required to support our identified market opportunities.

Furthermore, we have implemented an aggressive restructuring plan that will greatly reduce our combined SG&A costs. The Netro integration represents only the first step of this initiative. In the days ahead, substantially all of the departments and business units in the company will be affected by the restructuring plan.

We expect that the combined effect of these measures will see us cut our operating cost by an estimated annualised total of $20 million. We expect to realize the majority of these cost reductions by yearend with the remainder taking effect in the first quarter of 2004.

Turning to the results, I would like to highlight a few key numbers for the quarter. I should point out that all of our historical share numbers and per-share

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amounts have been restated to reflect the share consolidation we effected in early September.

Consolidated revenues for the third quarter of 2003, which include our telecommunication service provider, CTR, totalled 26 million, as compared to 30.6 million in the second quarter and 51.6 million in the third quarter of last year. The third quarter operating loss was 15.6 million, compared to operating earnings of 1.3 million in the same period last year, and the consolidated net loss for the third quarter was 18.9 million versus a net loss of 3.7 million last year.

The decline in consolidated revenues and earnings was directly attributable to our wireless product segment. CTR revenues were down only slightly and its earnings improved although they were still at a net loss.

I will now provide you with more detail about these results, beginning with our core wireless products segment. Revenues for our wireless products business in the third quarter were 22.8 million compared with 48.1 million for the same period last year. As Pierre has mentioned, the decline reflects lower-than-anticipated capital spending by telecom service producers on major projects. Large projects typically make up a significant portion of our revenue stream.

Last year, our third quarter results were positively impacted by the major contracts we had won from Telstra in Australia and Rural Telephone Services in Thailand. This year, there have been some large-scale contracts in the tendering process but they have taken much longer to close than we anticipated. Furthermore, unrest in the Middle East region has delayed the second phase of the

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Saudi frame contract. However, we believe that two major contracts will be awarded some time during the current quarter and we expect to be participating significantly in them.

Our gross margin for the quarter decreased to 41 percent, from 52 percent for the same period last year. This is due to the inclusion of one month of Netro operations in our results as well as some variation in our traditional sales mix.

Our operating loss from the continuing operations in the wireless business was 15.6 million compared to operating earnings of 1.4 million for the last year, primarily as a result of lower gross margins and higher R&D expenses, partially offset by lower commissions.

R&D expenses were higher for the following reasons: First, there was 1.4 million of R&D expense incurred as a direct result of the acquisition during the month of September. Second, we wrote off $1.4 million of assets relating to the shift product line. Third, there was a reduction in the amount of investment tax credits that we have recognized to offset R&D expenses. The asset write-off was implemented as a result of our decision to halt R&D on the shift product line as we have previously discussed.

With respect to accounting for taxes, as of July 1st, we have ceased recognizing additional loss, tax loss carry forward benefits and the future benefits of federal investment tax earned. Consequently, in the third quarter and going forward, there will not be any further offset to R&D expenses other than the cash portion of the tax credit until we return to profitability.

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Our backlog at the end of the third quarter stood at 49 million, the majority of which is expected to be delivered within the next 12 months. This is down from 52 million at the end of the second quarter and 100 million at the end of the third last year. The backlog should start increasing in the fourth quarter as we expect that significant orders will be generated from increased activity in a number of SR Telecom’s traditional markets, as well as from sales of our newly-acquired angel and airstar products.

Let me turn now to our other segment, the telecommunications service provider in Chile, CTR. Revenues at our CTR subsidiary declined slightly, from 3.5 million in the third quarter of 2002 to 3.2 million in the third quarter of 2003 primarily due to a weaker Chilean peso in relation to the Canadian dollar. In local currency terms, revenues increased two percent, mainly because of increased sales of satellite services.

Our operating loss for the quarter was 2.5 million this year versus 2 million in the prior year resulting from increased consulting expenses with respect to non-recurring business development activities and the costs associated with renegotiation of CTR’s tariff regime with the Chilean regulator, Subtel.

Interest expense was reduced by approximately 50 percent due to the reduction in principal outstanding and the decline in the general level of interest rates. With respect to unrealised foreign currency gains and losses, CTR had a negligible gain this quarter while last year, there was a $2.8 million loss. The swing in foreign exchange impacts and the reduced interest expense were the

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reasons for a reduced net loss. CTR’s net loss of $3.9 million for the quarter compared to a net loss of $6.3 million in the same period last year.

In addition to the various ongoing initiatives we have put in place at CTR to improve cash flow and reduce debt, as Pierre has discussed, we are currently launching an initiative that should see us deploy over 6,000 lines into several urban areas using surplus angel inventory that we acquired in the Netro transaction. The urban areas that we are targeting are contiguous with our coverage area. The initiative does not require any additional switching capacity and the capital cost of implementation is approximately $1.5 million with an anticipated one-year payback. This initiative is subject to the approval of Subtel, the Chilean regulator.

Now, I would like to say a few words about our financial position. Our cash and short-term investment balance at the end of the third quarter was $54 million compared to eight million at the end of the second quarter. This improvement in cash position is primarily the result of Netro’s remaining cash in short-term investments that we inherited as part of the acquisition, as well as the successful $6 million private placement that we carried out during the quarter. Thus, from a liquidity perspective, we are in a much healthier position than we were a quarter ago.

I would like to conclude by reiterating what Pierre has said. While the third quarter was a disappointment, the very encouraging prospects for our newly acquired angel and airstar products and the bidding activity we see in our

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traditional markets make us confident that our revenues will be able to grow in the fourth quarter of this year.

Thank you for your time and attention. I will now turn the call back to Pierre.

PIERRE ST-ARNAUD: Thank you, David.

We will now open the conference call to questions.

OPERATOR: Thank you. Ladies and gentlemen, we will now conduct the question-and-answer session. If you have a question, please press the * followed by the 1 on your touchtone phone. Your questions will be polled in order they are received. If you would like to decline from the polling process, please press #. Please ensure you lift the handset if you are using a speakerphone before pressing any keys. One moment, please, for your first question.

Your first question comes from Phil Messman, of Merrill Lynch. Please go ahead with your question.

PHIL MESSMAN: Hi, good morning. I just had a couple of quick questions. One on pipeline and another one on some news that came out of one of your competitors earlier in this month. Alvarian, I guess it was on October 6th, put out a press release where they had mentioned that they felt that there was increase intension from large... some of the larger phone operators. They referred to BTE Group and France Tel, I believe, up for broadband wireless and they’re seeing increased activity from the majors. I wanted to know if you were seeing those kinds of developments.

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PIERRE ST-ARNAUD: Yes, I think the market we see... You know, when I was in Geneva, I was actually quite impressed and happy with the different discussions that we have had. The meeting was very positive. There was a lot of customers visiting the different premises and a good discussion and I would say that if I compare to other similar events we have seen, people were coming in with real plans and needs, you know, as opposed to just coming in for information on a product.

PHIL MESSMAN: Right.

PIERRE ST-ARNAUD: And that in fact, there is a lot of plans and you can sense that there is a lot of needs for deploying new systems. So I would say that we start to see that as well and I think we are quite confident that the market will start really to be much more active in the coming year.

PHIL MESSMAN: Good. The second question I had was further to the 6,000 line at CTR, I wanted to know if adding those lines would release the company from full recourse at the SR Telecom from full recourse at the CTR level on the bank debt?

DAVID ADAMS: It’s not full recourse, Phil. You know, obviously it’s something that the lines have to be run out and it’s subject to a variety of different things including customer churn. But if you assume that the 6,000 is additive, we would end up with a private line count that would be in excess of what’s required under our construction completion test.

PHIL MESSMAN: Okay.

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DAVID ADAMS: For about 3,000, you know, depending on count and timing, we’re a couple thousand lines short. But achieving a construction completion test will drop the recourse from 30... well, it’s 38 now, it’ll be 35 US by the end of the year. It would theoretically drop it to 12 million US.

PHIL MESSMAN: Okay, great. Thank you. And I wanted to know if you’re providing any more details on, if you could provide any more detail on both the Mexico contract that was recently signed and the Chinese contract.

PIERRE ST-ARNAUD: Yes, the Mexican contract was for the airstar application. What it’s been used as I described here in the notes, was to connect the stock market in Mexico with the different intervenors (participants) to the market, investment bankers and brokers and the like. So it’s a project which is on the way, which is a very nice application of angel which, as you know, is a large pipe, so its application is more towards... sorry, airstar. Its application is more for large quantities of data in business and the like application. It’s a product which is also used, by the way, as the back haul for cellular.

China Unicom is also an airstar platform at 3.5 gigahertz. There is a lot of needs coming up in China in these frequencies and a number of different operators are looking at that. We are part of these expansions so it’s a very promising market for us. And as you know, the Chinese market has been more active and is expected to be more active than most markets still today.

PHIL MESNAM: Great. Are you providing any financial details or estimates on what you think those contracts may actually work out to?

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DAVID ADAMS: Well, China is difficult, Phil, because it’s a frame contract. Obviously, it’s going to, as the carriers expand their coverage area then we’ll benefit from that. But it’s difficult to provide forecasts with certainty, other than the opportunity I think is quite significant.

PIERRE ST-ARNAUD: Yes, it’s a first...

PHIL MESNAM: Absolutely.

PIERRE ST-ARNAUD: It’s a first order for China, for China Unicom for this product, so obviously they have needs and they have expansion plans which are very significant. So we will participate in that for sure.

PHIL MESNAM: Okay.

PIERRE ST-ARNAUD: In Mexico, it was a specific project. So actually it’s a project for doing what we... we’re doing now and there may be other opportunities in Mexico for airstar application. But that was more a specific contract (inaudible...).

PHIL MESNAM: Okay, thank you very much.

PIERRE ST-ARNAUD: I would... Maybe I should comment in the same vein about Czech Republic. The Czech Republic deployment is going very well. Actually, they have now started in six cities and one of the things Czech Radio is finding out is that the take rate at which they are booking customers and they are contracting customers for the angel application is faster than they expected. So actually they have placed new orders for customer premises equipment and I think it looks very promising for them in expanding the services in other cities as well.

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OPERATOR: The next question is from Ben Jecake(?), of Desjardins Securities. Please go ahead, sir, with your question.

QUESTION: Good morning. This is Ben Heckage(?) for Paul Howbold. I have a question on what are some of the key factors behind your expectations for the fourth quarter revenue? Mainly, you were mentioning the two contracts that you were expecting will close in the quarter. Are you betting that maybe winning of some of that business is going to drive the fourth quarter growth?

PIERRE ST-ARNAUD: Well, a few comments on that. The first, I mean, we have the... I think what we see in the fourth quarter is we would have in a scenario unlikely that we would not secure anything new, we would likely still have a slight increase in revenue. We think though that if we are successful in booking these large contracts, it will also influence Q4 revenue and will enable us to secure some additional growth for the quarter.

But basically, the revenue we expect to grow, you know, independent of these contracts.

QUESTION: Okay, and what is your expectation for the gross margin should...in either scenario?

DAVID ADAMS: Ben, we’re not providing you with... we’re not providing any guidance other than the fact that there’s some comment in the MD&A when we talk about it being relatively... we talk about it being stable.

QUESTION: Okay.

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DAVID ADAMS: The margins in the 3.5 marketplace are less than what you see in our traditional business.

QUESTION: Okay. And do you have any update on the demand coming from the US rural market?

PIERRE ST-ARNAUD: We have the first order with Big Bend, as you know.

QUESTION: Yes.

PIERRE ST-ARNAUD: We have that. Actually, it’s the first deployment. The deployment is being completed. We have had a few events in the US. One of them is we gathered a number of customers interested in the technology and we had them visit the site in Texas, which is in the Big Bend network to see the operation of the system and so on. And I think what comes out of the discussion is people are very impressed with the quality of the product we have put in place and of the result of it. There is a number of quotations out on this product. You know, we are confident that it will start to grow. I would say that there is an issue here about acceptance of this technology. It’s new technology, so some of the customers are careful and they want to see the system operating and so on. So I mean, that’s part of the equation.

But as we speak now, we’re very confident that it will start to grow as well.

DAVID ADAMS: Yes, Ben, we’re following a couple of technology failures in the same space, so people are cautious in terms of rolling it out. But we’re optimistic about what we’re going to see.

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PIERRE ST-ARNAUD: The deployment in Big Bend has been very successful.

QUESTION: Now, my other question is Netro acquisition closed on September 4th, is that correct?

PIERRE ST-ARNAUD: Yes.

DAVID ADAMS: Yes.

QUESTION: So there was no contribution for airstar and angel in the third quarter?

DAVID ADAMS: Very little.

QUESTION: Very little, okay. And just one last question is, you know, as specific as you can, just a trend for the cash balance in the fourth quarter.

DAVID ADAMS: Well, in the fourth quarter, we will be cash flow negative in the fourth quarter because we will be implementing our restructuring plan. Other than that’s we’ve not provided any specific guidance as to what we expect to be at the end of the year.

QUESTION: Okay, thank you.

OPERATOR: The next question comes from Debra Fiaca(?), of Crystal Equity Research. Please go ahead with your question.

QUESTION: Thank you. I wondered if you could...I have several questions actually, but the first is in regard to your current headcount, your employees. What would be your current number of people and how many of them came from Netro?

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DAVID ADAMS: Deb, it’s David Adams here. Our current headcount is 816 employees in the core business. There are additionally approximately 240 people in our CTR subsidiary in Chile. And of the 816, approximately half of them, or more than half of them, are in offices outside of Montreal. The people that we have acquired from Netro is approximately 50 people. So I think, you know, the last headcount that you might have seen at Netro was probably around 120 or so.

QUESTION: Right, right. Thank you. I also heard you mention that you had written off I think 1.4 million relating to your decisions regarding the shift product.

DAVID ADAMS: Yes, correct. That impacts our R&D number in the quarter.

QUESTION: Yes. Would there be potentially any additional write-offs associated with that that it...was there any inventory that you still hold that may need to be written off?

DAVID ADAMS: No, no. No, we did not. All of the impact for that shift write-off is absorbed in the third quarter and we don’t expect anything going forward.

QUESTION: Okay, excellent. And I heard you also comment that you’re making some changes, restructuring that will ultimately result in approximately 20 million in annualised savings. Would this be from say... this is the combined expenses of Netro and SR Telecom?

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DAVID ADAMS: Yes, it would be...Yes, it’s consolidated.

QUESTION: Okay.

DAVID ADAMS: Because the restructuring program is not just solely focused on what was Netro.

QUESTION: It’s the entire company.

DAVID ADAMS: It’s right across the organization, yes.

QUESTION: Okay. And you did mention that there were some expenses in R&D relating directly to Netro. What was the additional expense, the additional operating expense that was incurred?

DAVID ADAMS: It’s the 1.4 million in the third quarter. We have retained the...I guess, Deb, you’re familiar with Netro.

QUESTION: Um-hum.

DAVID ADAMS: We’ve closed the San Jose facility. I believe we still had people. As you know, the angel technology was developed in San Jose. It was the...

QUESTION: Right.

DAVID ADAMS: ... the product that was developed by Netro and it’s been... Sorry, airstar. The airstar technology was developed, effectively the Netro legacy product. And we’ve transferred that technology to Redmond and we’re keeping the facility and the group, the engineering group up in Redmond and they are going to be both maintaining the airstar product and developing, continue to develop on angel.

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QUESTION: Okay, so there weren’t really. So there weren’t really any additional expenses other than those that fell into the R&D category.

DAVID ADAMS: Well, no, there are other ones in the financial, as well in terms of facilities up in the Redmond. Sales, because we’ve integrated their sales force. So we’re in the process of. So it does have impacts in a variety of different lines.

QUESTION: I see. All right, well then, speaking of Netro and their sales group, I saw some discussion in your release relating to your current activities to integrate those salespeople into your sales force. How will you be handling the airstar and angel products? Will those salespeople continue to handle just those two products or will your entire sales force be handling angel and airstar?

PIERRE ST-ARNAUD: We’re going to integrate the sales force into one sales force. So actually, we have kept some of the people of Netro in our... and integrate them in our own organization of sales. We have let go some people in Netro and we also have let go some people in SR Telecom because our approach in doing that is to keep the best people in the different markets.

What we want to do is to have a sales force that covers all of the products to a given customer or a given region. So obviously, the people from Netro who are more knowledgeable about airstar and angel’s product are continuing in specific market their activities.

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The support to these sales people out of the organization in supporting the effort is going to come mostly out of Redmond because that’s where the technical expertise will be...

QUESTION: Okay.

PIERRE ST-ARNAUD:...for both product lines.

QUESTION: Okay, very good. And then maybe one last question, and again, it regards angel. You mentioned using angel surplus inventory. Are these components that you will be using in Chile, if all is approved, or is this finished product? Maybe you could elaborate a little bit more on what angel...

DAVID ADAMS: Sure.

QUESTION:... inventory you’ll be using there?

DAVID ADAMS: Sure. Well, you know, Deb, the telecommunications industry has built up a huge inventory amount and most of which was written off. Quite frankly, Netro had written off quite a bit of the inventory prior to the acquisition and we have, it’s primarily finished product. So we have several thousand CPEs of a prior generation of the angel CPE, which is carried at zero value. It’s going to cost... we have base stations that are currently in place and some radios. So our estimate of the total cost of implementation is about 1.5 million. So it’s quite cost effective, actually. If you take 1.5 million and divide by 6,000 lines, your cost per line is very, very low.

PIERRE ST-ARNAUD: Most of the costs are related to installation...

QUESTION: Excellent.

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PIERRE ST-ARNAUD:...and deployment.

QUESTION: Excellent. Well, now - and this will be the final question. I just wondered if you could maybe make some comments as to how you think this new, the new combined entity compares to say the Alvarians or the Proxims of the world? You made a note earlier that you have maybe a greater product line or a fully integrated product line. How do you think that you’ll fare competitively against some of these other companies that have something of an install base now?

PIERRE ST-ARNAUD: Well, obviously, it’s another company. But I would say that firstly, I think we have a very good product. Actually, our perception is that especially with the angel technology, we have products which are today offering more to customers in terms of capability and service.

As you know, it’s OFDM non-line-of-site product which carries both the data and voice and as such, provides opportunity for our customers, we believe, with a differentiator, a greater value.

In terms of the market here, I mean, we have a huge install base. We have two million lines installed in the world. And of these new products, OFDM technology of the angel capability, actually few people have anything installed. So the angel product was deployed in the US by AT&T Wireless in the past and it has provided the demonstration and expertise in the product in operation mode. It’s been deployed in Czech Radio in a very successful way as well and our customer can see these deployments and testify to it. And, you know, we think we are in a

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very good position going forward to have our customers benefit from these different products.

Obviously, airstar has a very significant install base already because it was sold by Netro for a number of years, which was their original product line. So there is an install base here which is operating which actually is expanding.

DAVID ADAMS: It’s actually, Deb, it is actually quite complementary to our install base actually. If we take a look at where... actually, Netro sold a lot of their product through the Lucent organization and where they were successful was in areas like Argentina and in Eastern Europe where our historical penetration was very low.

So if you take a look at again at a sort of additive in terms of customers in our customer coverage, it’s again a positive benefit.

Strategically, I think if you looked at the two organizations, the strategic thrust here is to leverage our distribution network by having expanded the product portfolio. Like what we’re seeing in the marketplace is the validation of that strategy that we pursued in closing the acquisition.

QUESTION: Excellent, thank you.

OPERATOR: Our next question from David Smith, from Enterprise Capital. Please go ahead with your question.

DAVID SMITH: Hello. A couple of questions. Firstly, if we were to assume an 80-cent Canadian dollar going forward, what impact would this have on

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your ability to win these contracts, your general competitiveness and your margins in your business and the contracts that you’re hoping to achieve?

And the second question is a balance sheet one, and that is your long-term and short-term receivables in relation to the Telco de Haiti and the MCI bankruptcy. I wonder whether you could comment on the timing of your final determination as to the carrying value of these balances. For example, might it become an issue at yearend? And if there were to be a significant write-down of these amounts, what impact would that have on your existing debt facilities and debt covenants?

DAVID ADAMS: Well, David, you’ve got a number of questions there. So let’s take them in order. With respect to currency, the impact of currency, Canadian dollar on us is relatively modest. The... our biggest labour factor is with respect to R&D expenditures. If you take a look at manufacturing product, you know, going to an 80-cent dollar would not impact us significantly. Most of our components or material costs is US dollar based. So we’re not like Alcan or Inco where resource-base... where it has a huge impact.

Where you do have a currency exposure though is that most of our receivables and our debt, for example, CTR, is denominated in US... or denominated in US dollars. So fluctuations in our US dollar balance sheet have an impact on our shareholders’ equity position as you have to effectively mark your balance sheet to market every quarter or every month.

So that’s with respect to currency.

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With respect to our receivables, you know, there really is no change in terms of our... other than the fact that they are declining as we have been able to secure collections.

With respect to Haiti and MCI, I quite frankly don’t really have anything to say at this time other than what we have disclosed in the MD&A and the results. We are in discussions with the customer and we are in discussions with... through our lawyers with MCI and when and if there is a resolution of that, we will deal with it.

We assess the carrying value of the receivable periodically and if we felt that the value was impaired, it would obviously be written down.

OPERATOR: The next question is from Dylan Cameron, of Deans Knight. Please go ahead with your question.

DYLAN CAMERON: Yes, hi, guys. Could you just explain a little bit in the... you’ve already done a little bit, but just with regard to receivables, is there any portion of that that’s guaranteed by EDC or, you know?

DAVID ADAMS: Yes, there is. You know, it all depends on the situation that you take a look at. To the extent that’s possible, what we do is we obtain insurance on our receivables. But there are many situations where it’s not prudent to take out EDC insurance on receivables that we are sure of payment on. So we make a business assessment in each case as to the requirements of our having to pick it up.

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For example, when we were selling millions of dollars through to Telstra, it would make no sense at all to have them insured by EDC. So we make these assessments as part of our ongoing business.

DYLAN CAMERON: Could you give us an idea as to what proportion it would be?

DAVID ADAMS: No, I would prefer not to do that.

DYLAN CAMERON: And just in terms of liquidity, I mean, you mentioned that you have third quarter cash balance at 54 million, which includes the cash position plus short term. Anything else is included in that? Is the current portion of the MCI debt in there?

DAVID ADAMS: No, what’s in our cash position is cash, short-term investments and a restricted cash which is cash that we have in the US to support a letter of credit supporting a lease obligation. So you can pick that up...

DYLAN CAMERON: Yes, in the notes.

DAVID ADAMS: Well, actually, it’s on the face of the financial statements. Because it’s supporting a long-term obligation, it’s down in the long term.

DYLAN CAMERON: Okay, and just with regard to liquidity, which includes cash and committed bank lines, could you explain a little bit about what your bank lines look like at this point?

DAVID ADAMS: Well, you can again see them in the financial information that’s available. We have a $5 million line of credit with the CIBC.

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That’s the extent of the operating line of credit that we have. We have access to other bank off-balance sheet bank facilities for discounting receivables, issuance of letters of credit and guarantee, and obviously we use... we extensively use EDC to support the issuance of those letters of credit and guarantee and performance bonds.

DYLAN CAMERON: Um-hum. But in terms of total liquidity, it’s really just the cash plus the $5 million in operating line.

DAVID ADAMS: That’s correct.

DYLAN CAMERON: Okay. Thank you.

OPERATOR: Ladies and gentlemen, if you have any additional questions at this time, please press the * followed by the 1.

Mr. St-Arnaud, there are no further questions. Please continue.

PIERRE ST-ARNAUD: Thank you. The acquisition of airstar and angel platforms from Netro has paved the way for SR Telecom’s decisive entry into the growing broadband fixed wireless access market and gives us a very competitive presence in the urban marketplace around the world. In fact, the angel and airstar products allow us to begin a new phase in the evolution of SR Telecom, bringing us from our traditional markets to the cutting edge of broadband fixed wireless access.

The contracts we have already been awarded for angel and airstar speak to the significant potential growth that these products provide us with. One of the great advantages is that these products have proven competitive entities... are

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proven competitive entities. Their technology works today and will serve customers’ needs well into the future.

With the aggressive restructuring measures that David described, we expect to cut our operating costs by an estimated annualised total of about 20 million between now and the first quarter of 2004.

Despite the results of the third quarter, we have reason to be optimistic. Our presence in our traditional market remains strong and if we are successful in securing the major contracts we are currently pursuing, we expect also that our revenue will significantly grow in the fourth quarter of this year.

Thank you for your interest in SR Telecom and for taking the time to be with us today. As always, please feel free to contact us if you’d like to discuss any of these developments in more details.

Thank you very much.

OPERATOR: Ladies and gentlemen, that concludes our conference call. Please note that a replay of this call can be accessed at 12 noon Eastern time today at telephone number 1-877-289-8525 and entering passcode 21023183. This replay will be available until midnight on November 6th, 2003. Thank you. You may now disconnect your lines.

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